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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ----------------------------

                                  SCHEDULE TO
                                  (Rule 13e-4)

                          ----------------------------

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                          ----------------------------

                           KANA COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                          ----------------------------

                           KANA COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

                          ----------------------------

      Certain Options to Purchase Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                          ---------------------------

                                  483 600 10 2
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                          ----------------------------

                                 James C. Wood
                            Chief Executive Officer
                           Kana Communications, Inc.
                                  740 Bay Road
                         Redwood City, California 94063
                                 (650) 298-9282

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                           David A Makarechian, Esq.
                             Stephen B. Sonne, Esq.
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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     The filing of this Amendment No. 4 to Schedule TO shall not be construed as an admission by Kana Communications, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                            Introductory Statement

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on February 28, 2001, as amended by Amendment No. 1 thereto filed with the Commission on March 16, 2001, Amendment No. 2 thereto filed with the Commission on April 2, 2001 and Amendment No. 3 thereto filed with the Commission on April 5, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, for restricted shares of our common stock and for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 28, 2001, as amended, and the related Letter of Transmittal, as amended. By this Amendment No. 4, we terminate the offer without any options being accepted for exchange.

Item 12.  Exhibits

     Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit
(a)(13), which is attached hereto, as follows:

     (a)  (13)  Form of Announcement to Eligible Option Holders of Termination
                of the Offer.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                             Kana Communications, Inc.


                                             /s/  James C. Wood
                                             ---------------------------
                                             James C. Wood
                                             Chief Executive Officer

Date:  April 11, 2001


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                               INDEX TO EXHIBITS

Exhibit
Number          Description
------          -----------
(a) (13)        Form of Announcement to Eligible Option Holders of Termination
                of the Offer.






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